

Reliance Industries Limited

Regd.Office : Maker Chambers IV, 3r[illegible] Post Box : 11717, Mumbai - 400 021.
Gram : 'RELC[illegible] Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

August 28, 2006

File No. 82 - 3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sl No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	August 28, 2006	Limited Review Report by the Statutory Auditors on the Unaudited Financial Results of the Company for the quarter ended June 30, 2006

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Vinod M. Ambani
President & Company Secretary

Encl : a/a

Reliance
Industries Limited

Regd.Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

August 28, 2006

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Attn: Shri S. Subramanian, DCS-CRD
Scrip Code : 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
The National Stock Exchange of India Limited
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No. 2659 8237 / 38

Dear Sir,

Sub	:	**Limited Review Report**
Srip Code	:	**500 325**

In continuation of our letter dated July 20, 2006, enclosing the Unaudited Financial Results of the Company for the quarter ended June 30, 2006, we forward herewith the Limited Review Report from the Statutory Auditors of the Company, as required under Clause 41 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**



Vinod M. Ambani
President & Company Secretary

Encl : a/a

To
The Board of Directors of
Reliance Industries Limited

LIMITED REVIEW REPORT ON THE UNAUDITED FINANCIAL RESULTS OF RELIANCE INDUSTRIES LIMITED FOR THE QUARTER ENDED 30th JUNE 2006

We have reviewed the accompanying statement of unaudited financial results of Reliance Industries Limited for the three months ended 30th June, 2006. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above and read with notes to statement, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in the terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi & Shah	**For Rajendra & Co.**	**For Deloitte Haskins & Sells**
Chartered Accountants	Chartered Accountants	Chartered Accountants
		
(Rajesh Chaturvedi)	(A. R. Shah)	(P. R. Barpande)
Partner	Partner	Partner
Mem. No. 45882	Mem. No. 47166	Mem. No. 15291

Mumbai
Dated: 20th July, 2006


RAJENDRA & CO.
MUMBAI
CHARTERED ACCOUNTANTS


CHATURVEDI & SHAH
MUMBAI
CHARTERED ACCOUNTANTS

Meeting of the Board of Directors of the Company held on 20th July 2006

The Secretary
The Stock Exchange, Mumbai



Name of the Company: **Reliance Industries Limited**

Regd. Office: 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2006

(Rs. in crores, except per share data)

Sr. No.	Particulars	Quarter Ended 30th June		Year Ended 31st March
		2006	2005	2006 (Audited)
1.	Turnover	26,166	19,884	89,124
	Less: Excise Duty / Service Tax recovered	1,644	2,100	7,913
	Net Turnover	24,522	17,784	81,211
2.	Other Income	44	194	683
3.	Total Expenditure			
	(a) (Increase)/decrease in stock in trade	(627)	(1,490)	(2,131)
	(b) Consumption of raw materials / traded goods	18,152	13,540	58,343
	(c) Staff cost	318	253	978
	(d) Other expenditure	2,442	1,915	9,722
4.	Interest and finance charges	266	237	877
5.	Depreciation	907	791	3,401
6.	**Profit before tax**	**3,108**	**2,732**	**10,704**
7.	Provision for Current Tax (including Fringe Benefit tax)	356	246	931
8.	Provision for Deferred Tax	205	176	704
9.	**Net Profit**	**2,547**	**2,310**	**9,069**
10.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each.	1,394	1,394	1,394
11.	Reserves excluding revaluation reserves (as per balance sheet) of previous accounting year			43,761
12.	**Earnings per share (of Rs. 10)**			
	Basic	18.3	16.6	65.1
	Diluted	18.3	16.6	65.1

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. (a) The Company, had revalued plant, equipment and buildings situated at Patalganga, Hazira and Jamnagar in 2005-06 Consequent to the revaluation, there is an additional charge for depreciation of Rs. 490 crore (US$ 106 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

   (b) The Company had revalued its plant and machinery situated at Patalganga and Naroda in 1997-98. Consequent to the revaluation, there is an additional charge for depreciation of Rs. 8 crore (US$ 2 million) for the quarter and an equivalent amount has been withdrawn from Revaluation Reserve. **This has no impact on profit for the period.**

3. Pursuant to the adoption of Accounting Standard on Employee Benefits (AS 15) (Revised 2005) issued by the Institute of Chartered Accountants of India, additional liability of Rs. 50 crore (US$ 11 million) up to 31st March 2006 net of deferred tax of Rs 17 crore (US$ 4 million) has been adjusted against the opening balance of revenue reserves. The additional charge on account of the above is Rs 3 crore for the quarter

4. Provision for Current Tax includes, Provision for Fringe Benefit Tax of Rs 6 crore (US$ 1 million) (Previous Year Rs 5 crore)

5. There were no investors' complaints pending as on April 1, 2006. All the 1,654 complaints received during the first quarter were resolved and no complaints were outstanding as on 30th June 2006.

6. The above results were reviewed by the audit committee. The Board of Directors at its meeting held on 20th July 2006 approved the above results and its release.

7. The statutory auditors of the Company have carried out a Limited Review of the results for quarter ended 30th June, 2006.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2006

Rs. Crores

Sr. No		Quarter Ended 30th June				Year Ended 31st March	
		2006		2005		2006 (Audited)	
1.	**Segment Revenue**						
	- Petrochemicals	9,787		6,670		32,802	
	- Refining	20,862		16,095		71,117	
	- Others	530		413		1873	
	Gross Turnover (Turnover and Inter Segment Transfers)	**31,179**		**23,178**		**105,792**	
	Less: Inter Segment Transfers	5,013		3,294		14,854	
	Turnover	**26,166**		**19,884**		**90,938**	
	Less: Excise Duty Recovered on Sales	1,644		2,100		7,913	
	Net Turnover		**24,522**		**17,784**		**83,025**
2.	**Segment Results**						
	- Petrochemicals	1,087		882		4,713	
	- Refining	2,035		1,788		5,916	
	- Others	284		219		1,112	
	Total Segment Profit before Interest and Tax		**3,406**		**2,889**		**11,741**
	(i) Interest Expense		(266)		(237)		(935)
	(ii) Interest Income		22		143		492
	(iii) Other Unallocable Income Net of Expenditure		(54)		(63)		(270)
	Profit before Tax		**3,108**		**2,732**		**11,028**
	(i) Provision for Current Tax		(356)		(246)		926
	(ii) Provision for Deferred Tax		(205)		(176)		704
	Profit after Tax		**2,547**		**2,310**		**9,398**
3.	**Capital Employed**						
	- Petrochemicals		29,042		9,023		31,039
	- Refining		40,035		22,204		35,688
	- Others		7,084		16,920		6,502
	- Unallocated Corporate		4,296		16,662		6,570
	Total Capital Employed		**80,457**		**64,808**		**79,799**

Notes to Segment Information for the quarter ended June 30, 2006:

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum refinery.

   c) The smaller business segments not separately reportable have been grouped under the **"others"** segment. This comprises of the following:

      - Oil and Gas
      - Textile

   d) Capital employed on other Investments and income from the same are considered under "un-allocable"

2. The segment results for the year ended 31st March 2006 are on a consolidated basis.

For Reliance Industries Limited



Mukesh D Ambani
Chairman & Managing Director

July 20, 2006